EXHIBIT 99.1

Medicenna Announces Upcoming Presentations at the EORTC-NCI-AACR Annual Meeting

TORONTO and HOUSTON, Oct. 19, 2020 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. ("Medicenna" or "the Company") (NASDAQ: MDNA, TSX: MDNA), a clinical stage immuno-oncology company, today announced that it will be presenting two abstracts at the EORTC-NCI-AACR ("ENA") Virtual Scientific Program on Molecular Targets and Cancer Therapeutics to be held from October 24 - 25, 2020.

The first abstract has been selected for a Late Breaking Abstract poster discussion and will provide new data on long-term survival results seen in the MDNA55-05 trial, a recently completed Phase 2b trial evaluating MDNA55 in recurrent glioblastoma multiforme (rGBM) patients. Details of the poster presentation are below:

  Presenter: Dr. John Sampson, MD, PhD, MHSc, MBA, Robert H. and Gloria Wilkins Distinguished Professor and Chair of Neurosurgery, Duke University School of Medicine
  Title: "MDNA55, a Locally Administered IL4 Guided Toxin for Targeted Treatment of Recurrent Glioblastoma Shows Long Term Survival Benefit "
  Abstract #: 99LBA
  Session Title: Late Breaking Posters

The second abstract will present updated pre-clinical data on both MDNA11, a long-acting IL-2 superkine, and novel bi-specific IL-13 superkines. The abstract was accepted as a poster presentation, the details of which are below:

  Presenter: Dr. Minh To, PhD, Director Preclinical Development, Medicenna Therapeutics, Inc.
  Title: "Emergence of Novel Long-acting Mono- and Bi-specific IL-2/IL-13 Superkines as Potent Immune Modulators"
  Abstract #: 200
  Session Title: New Therapies in Immuno Oncology

Presentations and posters will be available for on-demand viewing online at https://event.eortc.org/ena2020/ beginning on October 24, 2020 at 15:00 CEST (9:00 AM ET) and will also be posted to the “Events and Presentations” page of Medicenna’s website following the conference.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Cytokines™ (ECs) for the treatment of a broad range of cancers. Medicenna's long-acting IL2 Superkine asset, MDNA11, is a next-generation IL-2 with superior CD122 binding without CD25 affinity and therefore preferentially stimulating cancer killing effector T cells and NK cells when compared to competing IL-2 programs. It is anticipated that MDNA11 will be ready for the clinic in 2021. Medicenna's lead IL4-EC, MDNA55, has completed a Phase 2b clinical trial for rGBM, the most common and uniformly fatal form of brain cancer. MDNA55 has been studied in five clinical trials involving 132 subjects, including 112 adults with rGBM. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively. For more information, please visit www.medicenna.com.

Forward-Looking Statement
This news release contains forward-looking statements under applicable securities laws and relate to the future operations of the Company and other statements that are not historical facts. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects", "believes" and similar expressions. All statements other than statements of historical fact, included in this release, including the anticipated timing as to when MDNA11 will be ready for the clinic and the future plans and objectives of the Company, are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form of the Company dated May 14, 2020 and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect and that study results could change over time as the study is continuing to follow up all subjects and new data are continually being received which could materially change study results. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements only as expressly required by Canadian and United States securities law.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com